One Financial Center Boston, MA 02111 617 542 6000 mintz.com

October 4, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Officer of Mergers & Acquisitions

100 F Street, N.E. Washington, D.C. 20549

Attention: Brian Soares and David Plattner

Re:	PSYCHEMEDICS CORP Schedule 13E-3 filed September 3, 2024

File No. 005-39145 (the “Schedule 13E-3”)

Preliminary Proxy Statement on Schedule 14A filed September 3, 2024

File No. 001-13738 (the “Preliminary Proxy Statement”)

Ladies and Gentlemen:

We are submitting this letter on behalf of Psychemedics Corporation (the “Company”) in response to the comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated September 26, 2024 (the “Comment Letter”) from the Division of Corporation Finance, Office of Mergers & Acquisitions, to Brian Hullinger, President and Chief Executive Officer of the Company, relating to the above-referenced Schedule 13E-3 and Preliminary Proxy Statement. In conjunction with this letter, the Company is filing Amendment No. 1 to each of its Schedule 13E-3 and Preliminary Proxy Statement (the “Amended Schedule 13E-3” and the “Amended Proxy Statement”, respectively) with the Commission.

For reference, we have set forth below in italics the Staff’s comments from the Comment Letter and have keyed the Company’s responses to the numbering of the comments and the headings used in the Comment Letter. The responses are based on information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by representatives of the Company. With respect to Comments 1 and 10, the responses herein have been provided by counsel to Peter H. Kamin whose contact information is provided at the end of this letter. Page numbers referred to in the responses reference the applicable pages of the Amended Schedule 13E-3 and Amended Proxy Statement. Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Amended Schedule 13E-3 and Amended Proxy Statement.

Preliminary Proxy Statement and Schedule 13E-3 filed September 3, 2024

General

Comment 1: In your response letter, please explain why neither Mr. Kamin nor any of the entities affiliated with Mr. Kamin are affiliates of the Company engaged directly or indirectly in the Rule 13e-3 transaction and should not be listed as signatories to the Schedule 13E-3 signature page and included as filing persons. For guidance, refer to Questions 101.02, 201.01, 201.05, and 201.06 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3. Alternatively, please revise and provide all of the information required by Schedule 13E-3 as to each of Mr. Kamin and the entities affiliated with Mr. Kamin individually to the extent not already provided. We may have further comment.

Boston     Los Angeles     New York     San Diego     San Francisco     TORONTO     Washington

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

MINTZ October 4, 2024 Page 2

Furthermore, we note disclosure on page 5 and elsewhere throughout the preliminary proxy statement referring to “certain entities affiliated with Mr. Kamin” as well as references to “Mr. Kamin and entities affiliated with him.” Please revise to clarify which entities are covered by these terms, such that all entities affiliated with Mr. Kamin that are filing persons are providing the disclosure required by Schedule 13E-3.

Response 1: The Company acknowledges the Staff’s comment and advises the Staff that, as permitted in the Stock Purchase Agreement, Mr. Kamin has confirmed to the Company that all of the shares of Common Stock to be purchased by Mr. Kamin and his affiliates pursuant to the Stock Purchase Agreement will be purchased by 3K Limited Partnership and, therefore, Mr. Kamin and 3K Limited Partnership have been added as filing persons and listed signatories to the Amended Schedule 13E-3. However, the Company has been advised by Mr. Kamin that none of the Peter H. Kamin Revocable Trust dated February 2003, the Peter H. Kamin Childrens Trust dated March 1997, the Peter H. Kamin GST Trust and the Peter H. Kamin Family Foundation will be purchasing shares of Common Stock from the Company in the proposed transaction, and therefore, are not an affiliates of the Company engaged, directly or indirectly, in the Rule 13e-3 transaction and as such have not been added as filing persons and listed signatories to the Amended Schedule 13E-3. This analysis reflects the consideration of Question 201.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3.

In addition, in response to the Staff’s comment, the references to “certain entities affiliated with Mr. Kamin” as well as references to “Mr. Kamin and entities affiliated with him” in the Amended Proxy Statement have been revised to specifically identify such affiliates.

Comment 2: The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a “Special Factors” section prominently disclosed in the front of the proxy statement, following a summary term sheet. See Rule 13e-3(e)(1)(ii), Item 1 of Schedule 13E-3, and Item 1001 of Regulation M-A. Item 1001 of Regulation M-A requires the summary term sheet to briefly describe in bullet point format the most material terms of the proposed transaction. Please revise your preliminary proxy statement accordingly.

Response 2: The Company has relocated the existing sections titled “Special Factors Relating to the Transaction” and “Summary Term Sheet” (formerly titled “Terms of the Transaction” in the Preliminary Proxy Statement) to p. 16 and p. 2 of the Amended Proxy Statement, respectively, and made other presentation changes to address the Staff’s comments related to the specific format requirements of Regulation M-A. Substantively, we believe the existing disclosures provide the information required under Regulation M-A.

Comment 3: Please correct the cross references in the Schedule 13E-3 to a section of the proxy statement titled “Financial Information,” which section is not in the preliminary proxy statement.

Response 3: The Company has updated the Amended Proxy Statement to include a section titled “Financial Information”.

Comment 4: Where an issuer elects to incorporate by reference the information required by Item 1010(a) of Regulation M-A, all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders. See Instruction 1 to Item 13 of Schedule 13E-3. In addition, please refer to Telephone Interpretation I.H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” for guidance on complying with a similar instruction in the context of a tender offer. Please revise the proxy statement to include the information required by Item 1010(c) of Regulation M-A. While we note that you have provided the book value per share of your common stock as of June 30, 2024 on pages 51 and 53 of the preliminary proxy statement, please revise the proxy statement to include the remaining information required by Item 1010(c) of Regulation M-A.

MINTZ October 4, 2024 Page 3

Response 4: The Company has revised the disclosure on p. 109 of the Amended Proxy Statement to include the remaining information required by Item 1010(c) of Regulation M-A.

Comment 5: Please attach a preliminary form of proxy to the preliminary proxy statement.

Response 5: The Company has attached a preliminary form of proxy to the Amended Proxy Statement.

Comment 6: Please advise as to why two different figures are disclosed regarding stockholders of record (i.e., 142 holders of record as of August 27, 2024, disclosed on page 33, and 214 holders of record as of July 12, 2024, disclosed on pages 50 and 90), what you believe accounts for such a significant change in the number, and whether such change has had an impact on your analysis as to how to implement the stock split.

Response 6: The Company has revised all references to the holders of record number in the Amended Proxy Statement to reflect 213 holders of record as of September 25, 2024, counted in accordance with Rule 12g5-1 under the Securities Exchange Act of 1934, as amended. The Company advises the Staff that the holders of record number as of August 27, 2024 disclosed on p. 33 of the Preliminary Proxy Statement was not counted in accordance with Rule 12g5-1 under the Securities Exchange Act of 1934, as amended, due to an administrative error, which caused the discrepancy.

Terms of the Transaction, page 26

Comment 7: We note the reference on page 29 to “the small effect of the proposed transaction on the relative voting power of Continuing Stockholders” and the various references throughout the document to the stakes of directors and executive officers decreasing by a “nominal amount.” Please reconcile such statements with the fact that it appears that Mr. Kamin’s shareholding stake will roughly triple as a result of the proposed transaction (from the 11.4% mark disclosed on page 21 to the 34.5% mark disclosed on page 62), and the stakes of other Continuing Stockholders will presumably be diluted accordingly. Please also disclose more prominently the 34.5% figure.

Response 7: The Company has revised the disclosure on p. 4, p. 5, p. 6, p. 9, p. 13, p. 30, p. 34, p. 65 and p. 100 of the Amended Proxy Statement to clarify that Mr. Kamin will beneficially own approximately 34.5% of our shares of outstanding common stock after the Transaction.

Comment 8: On page 40, we note the following disclosure: “Our total Transaction-related expenses could be larger or smaller depending on, among other things, the number of fractional shares that will be outstanding after the Stock Split as a result of purchases, sales and other transfers of our shares of common stock by our stockholders, or an increase in the costs and expenses of the Transaction.” Please add to the foregoing list of factors a specific reference to a potential deviation from the assumed 1-for-5,000 Reverse Split ratio. Please do the same on page 51.

MINTZ October 4, 2024 Page 4

Response 8: The Company has revised the disclosure on p. 16 and p. 27 of the Amended Proxy Statement accordingly.

Purpose of and Reasons for the Transaction, page 41

Comment 9: Please reconcile the specific annual cost savings figure of $844,788 disclosed on page 42 with the various references throughout the document to “approximately $900,000.”

Response 9: The Company has revised references to “approximately $900,000” to “approximately $845,000” throughout the Amended Proxy Statement, representing the annual cost savings figure rounded to the nearest thousand.

Background of the Transaction, page 43

Comment 10: Refer to the following disclosure throughout this section indicating that:

•	as of December 2023, Mr. Kamin had expressed an interest to finance a potential “going dark” transaction through an equity financing of the Company;

•	during May 2024, Mr. Kamin delivered to the Transaction Committee multiple term sheets outlining the terms of a potential financing of the Company to fund the Company’s proposed “going dark” transaction and entered into discussions with the Transaction Committee regarding the terms of such potential transaction, including agreeing on a purchase price per share;

•	during June 2024, Mr. Kamin continued to discuss the terms of the potential transaction with the Transaction Committee and members thereof, including communicating to the Transaction Committee a revised proposal for such transaction; and as of July 2024, Mr. Kamin had accepted a revised proposal from the Transaction Committee.

Please tell us why Mr. Kamin did not file an amendment to his Schedule 13D until August 13, 2024, the day after the Stock Purchase Agreement was executed.

Response 10: Mr. Kamin has informed the Company that he did not file an amendment to his Schedule 13D because the events in December 2023, May 2024, June 2024 and July 2024 were merely exploratory and preliminary negotiations that could be terminated at any time.

Mr. Kamin’s Schedule 13D/A filed on August 19, 2021 stated the following:

“[Mr. Kamin] intends to review [his] investment in the [Company] on a continuing basis … depending on various factors.” and “[Mr. Kamin] may in the future take such actions with respect to their investment in the [Company] as [he deems] appropriate including engaging in discussions with stockholders of the [Company] or other third parties about the [Company] and [Mr. Kamin]’s investment, including potential business combinations or dispositions involving the [Company] or certain of its businesses, making recommendations or proposals to the [Company] concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the [Company] or certain of its businesses, or suggestions for improving the [Company]’s financial and/or operational performance, purchasing additional shares, selling some or all of their shares … or changing [his] intention with respect to any and all matters referred to in Item 4 of Schedule 13D.”

MINTZ October 4, 2024 Page 5

Because the events in December 2023, May 2024, June 2024 and July 2024 were contemplated by the disclosure contained in the previously filed Schedule 13D, Mr. Kamin does not believe that the events during December 2023, May 2024, June 2024 and July 2024 constituted a material change to the information included in Mr. Kamin’s Schedule 13D.

In addition, Mr. Kamin does not believe that the events in December 2023, May 2024, June 2024 and July 2024 constituted a material change in the previously filed Schedule 13D, because during the course of those activities, neither Mr. Kamin nor the Company had formed a specific plan or intention to finance a potential “going dark” transaction. The events in December 2023, May 2024, June 2024 and July 2024 were preliminary activities that were conducted by the Company’s management and Board of Directors (the “Board”) and Mr. Kamin in an effort to determine whether there was a basis for a potential “going dark” transaction. The exploratory intent and non-binding nature of the events in December 2023, May 2024, June 2024 and July 2024 were such that, during the exploratory period, the Company had not formed any specific plans or intention to pursue a potential “going dark” transaction. During this time, the Company’s management was operating only under the direction of the Transaction Committee, whose mandate was to explore the viability of a possible “going dark” transaction, including developing the potential terms of such a transaction, in order to be evaluated by the Transaction Committee for a recommendation to the full Board, in light of the totality of the Company’s circumstances. Such a plan and intent only could be formed with the recommendation of the Transaction Committee and the approval of the Board. On December 20, 2023, the Board held a meeting at which it discussed, among topics, the potential “going dark” transaction by means of a reverse stock split, including whether such a transaction would be in the best interests of the Company’s stockholders. The Board discussed the means of funding the cost of such a transaction, and the Board weighed various options, including using the Company’s cash on hand and seeking an external financing source. During this discussion, Mr. Kamin indicated he may be willing to fund the transaction’s costs through an equity financing of the Company if the Company and he were able to reach an agreement on acceptable financing terms. The Board discussed the need for appropriate corporate governance measures to protect the independence of the Board process in evaluating any financing transaction involving Mr. Kamin or alternatives. The Board resolved to establish the Transaction Committee with the mandate and authority to consider the potential benefits and costs of a “going dark” transaction to the Company’s stockholders and the Company, develop the terms of such a “going dark” proposal, including the appropriate reverse stock split ratio and cash-out value for fractional shares, and to make a recommendation to the Board with respect thereto. As described in the section titled “—Background of the Transaction” of the Amended Proxy Statement, in May 2024 (nearly five months later), the Transaction Committee requested that Mr. Kamin submit to the Transaction Committee a proposed term sheet, so that if the Transaction Committee were inclined to recommend a “going-dark” transaction, it would be able to do so having a sense of the Company’s ability to fund such a transaction. These preliminary terms and discussions were nonbinding proposals and subject to protracted negotiations and significant change. Throughout this time, Mr. Kamin did not increase his beneficial ownership in the Company or take any other actions to assume control of the Company. Only upon the entry into the Stock Purchase Agreement could Mr. Kamin be deemed to have formulated a plan and intention that constituted a material change in the facts set forth in the previously filed Schedule 13D.

For these reasons, Mr. Kamin does not believe that the events in December 2023, May 2024, June 2024 and July 2024 constituted a material change in the facts disclosed in the previously filed Schedule 13D. Mr. Kamin therefore believes that he has complied with his disclosure obligations under Regulation 13D and appropriately amended his Schedule 13D promptly after the occurrence of a material change.

Mr. Kamin further respectfully submits that his view regarding the propriety of the timing of his Schedule 13D amendment is supported by case law addressing Schedule 13D disclosure obligations. Rule 13d-2(a) states that once a Schedule 13D is filed, the schedule only needs to be amended “[i]f any material change occurs in the facts set forth in the Schedule 13D.” The term “material” is not defined in Regulation 13D or elsewhere in the U.S. securities laws. Based on relevant case law, including the U.S. Supreme Court decision in Basic Inc. v. Levinson, 485 U.S. 224 (1988), whether merger discussions and negotiations are material, and therefore ripe for disclosure, requires an assessment of the probability that the transaction will be completed and the magnitude of the potential transaction. In addition, in Azurite Corp. v. Amster & Co., 52 F.3d 15, 18 (2d Cir. 1995), the Second Circuit affirmed the lower court decision of then Judge Sotomayor in which she stated that §13(d) of the Exchange Act does not require a party filing a Schedule 13D statement to disclose preliminary considerations or exploratory work and that it only requires disclosure of definite plans. For these reasons, Mr. Kamin did not form a definite plan or proposal, and his exploratory discussions did not constitute a material change that would have obligated Mr. Kamin to amend his Schedule 13D prior to the entry in the Stock Purchase Agreement. Given the significant uncertainty as to whether such exploratory discussions with the Company regarding a “going dark” transaction, especially given the length of the time period in which such discussions first occurred until an agreement was reached, would actually lead to any such transaction, Mr. Kamin believes that disclosing the details of Mr. Kamin’s exploratory discussions would have been materially misleading to investors.

MINTZ October 4, 2024 Page 6

Comment 11: On page 47, please explain why, despite the less positive outlook reflected in the May Revised Preliminary Forecast, Mirus’s preliminary valuation figures actually increased from a $2.29 to $2.94 per share range (discounted cash flow analysis) and a $2.95 to $3.82 per share range (leveraged buyout analysis) to a $2.47 to $3.12 per share range (discounted cash flow analysis) and a $2.96 to $3.88 per share range (leveraged buyout analysis).

Response 11: The Company has revised the disclosure on p. 23 of the Amended Proxy Statement to provide this explanation.

Comment 12: On page 48, please disclose additional detail regarding the negotiation of the Stock Purchase Agreement.

Response 12: The Company has included on p. 24 of the Amended Proxy Statement additional detail regarding the negotiation of the Stock Purchase Agreement.

Fairness of the Transaction, page 55

Comment 13: The factors listed in Instruction 2 to Item 1014 of Regulation M-A and paragraphs (c), (d) and (e) of Item 1014 are generally relevant to each filing person’s fairness determination and should be discussed in reasonable detail. See paragraph (b) of Item 1014 of Regulation M-A and Questions 20 and 21 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise this section to include the factors described in paragraphs (c), (d) and (e) of Item 1014, as well as clauses (i) through (vii) of Instruction 2 to Item 1014 or explain why such factors were not deemed material or relevant to the fairness determination of the Board. If the procedural safeguards in Item 1014(c), (d) and (e) were not considered, please explain why the Board believes the Rule 13e-3 transaction is fair in the absence of such safeguards. To the extent that Board intends to rely on the Transaction Committee’s analyses as opposed to providing its own analysis that satisfies the disclosure described in Item 1014(b) of Regulation M-A, the Board must expressly adopt such discussion. See Question and Answer No. 20 in Exchange Act Release 17719. In such case, the Transaction Committee’s analyses must full address each of the above factors. Currently, the Transaction Committee’s analyses does not appear to address clauses (i) or (iv) of Instruction 2 to Item 1014 or the factors described in paragraphs (c), (d) or (e) of Item 1014.

Furthermore, we note that it appears the Transaction Committee did not engage independent legal counsel. If that is the case, please advise how the Transaction Committee and Board considered the lack of independent legal counsel in their procedural fairness determination, particularly in light of the fact that the Transaction is not subject to approval by a majority of unaffiliated stockholders.

Response 13:

Respectfully, the Company submits to the Staff that the existing disclosure within the subsection titled “Procedural Fairness” beginning on p. 35 of the Amended Proxy Statement addresses the factors that are required to be addressed by paragraphs (c) (Approval of security holders) and (d) (Unaffiliated representative) of Item 1014 of Regulation M-A.

MINTZ October 4, 2024 Page 7

In response to the Staff’s comment, the Company has revised the disclosure on p. 4 of the Amended Proxy Statement to include the following disclosure in response to the factor described in paragraph (e) (Approval of directors) of Item 1014 of Regulation M-A: (i) the Transaction Committee is comprised of two independent non-employee directors and (ii) the Transaction was approved by the participating members of the Board, consisting of the members of the Transaction Committee and Brian Hullinger, the Company’s chief executive officer, with the remaining two members of the Board (Messrs. Kamin and Nevin) recusing themselves from the Board vote regarding the Transaction.

Respectfully, the Company submits to the Staff that the existing disclosure within the subsection titled “Substantive Fairness” (specifically, please refer to the bulleted disclosures therein captioned “Historical and Current Prices” (formerly “Historical Prices”), “Opinion of the Financial Advisor,” “Valuation Report,” “Net Book Value and Liquidation Value,” and “No Firm Offers” on p. 33 and p. 34) of the Amended Proxy Statement addresses the factors that are required to be addressed as set forth in clauses (i) through (vii) of Instruction 2 to Item 1014 of Regulation M-A (other than clause (iv) thereof, which is addressed below). The existing disclosure adjacent to the caption “Recommendations of the Board of Directors” on p. 4 of the Amended Proxy Statement states that the Board considered and specifically adopted the recommendations of the Transaction Committee and the factors the Transaction Committee took into account in making its recommendation to the Board.

In response to the Staff’s comment, the Company has revised the disclosure on p. 33 and p. 34 of the Amended Proxy Statement to include the following disclosure regarding the Transaction Committee’s and the Board’s consideration of the factor in clause (iv) (Going concern value) of Instruction 2 to Item 1014 of Regulation M-A:  “In its evaluation of the Transaction, while the Transaction Committee and the Board did not believe that there was a single method for determining “going concern value,” the Transaction Committee and the Board believed that the future financial results reflected in management’s projections for the Company, the market value determined by the public trading market and the related additional factors considered by the Special Committee provided an indication of the Company’s going concern value.”

With respect to the Staff’s comment about the independence of counsel to the Transaction Committee, the Company advises the Staff of the following. As described on p. 21 of the Amended Proxy Statement, the independent Transaction Committee was expressly authorized to hire its own financial and legal advisors as it saw fit in connection its evaluation of, and recommendation with respect to, the Transaction. The Transaction Committee determined to engage Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (“Mintz”) because of its experience and expertise in both corporate and securities matters, including transactions similar to the Transaction, and corporate governance and fiduciary matters. It also engaged Mintz because of its familiarity with the Company and its circumstances having served as outside counsel to the Company for its strategic review process and other specific matters. The Transaction Committee determined that there were no relationships that would impair Mintz’s ability to provide fully independent advice to the Transaction Committee. Therefore, neither the Transaction Committee nor the Board view there as being any lack of independent legal counsel. Further, there is no legal requirement under applicable law to subject the Transaction to the approval by a majority of unaffiliated stockholders. To ensure the foregoing is clear in the Amended Proxy Statement, the Company has added additional disclosures to reiterate these points on p. 19 of the section titled “—Background of the Transaction”.

MINTZ October 4, 2024 Page 8

Fairness Opinion of Financial Advisor, page 59

Comment 14: Please include a subsection that summarizes the presentations that are attached to the Schedule 13E-3 as Exhibits (c)(iii) and (c)(iv).

Response 14: The Company has included on p. 51 of the Amended Proxy Statement, under a new subheading “Summaries of Preliminary Valuation Analyses Performed by Mirus”, summaries of the presentations that are attached to the Schedule 13E-3 as Exhibits (c)(iii) and (c)(iv).

Comment 15: Please expand the disclosure in the last paragraph of this section to address any relationship between Mirus and Mr. Kamin or entities affiliated with him. Refer to Item 1015(b)(4)(ii) of Regulation M-A.

Response 15: The Company has revised such disclosure to clarify that it applies to Mr. Kamin and entities affiliated with him.

Financial Forecast Information, page 68

Comment 16: We note your statement in this section that “the June Forecast reflects numerous estimates and assumptions of the Company’s management with respect to operating expense, capital expenditures, industry performance, general business, economic, regulatory, market and financial conditions and matters specific to the Company’s business...” Please disclose these assumptions and quantify them where practical.

Response 16: The Company has included additional disclosure on p. 52 of the Amended Proxy Statement under the subheading “Financial Forecast Information” to provide the assumptions.

Comment 17: In addition to the June Forecast, please disclose the Initial Preliminary Forecast and the May Revised Preliminary Forecast.

Response 17: The Company has included such forecast information beginning on p. 56 of the Amended Proxy Statement under the subheadings “Initial Preliminary Forecast” and “May Revised Preliminary Forecast”.

Proposal 5, page 84

Comment 18: We note the following disclosure on page 84: “The Board expects that the Forward Stock Split ratio set by the Board will be the inverse of the Reverse Stock Split ratio set by the Board.” With a view toward revised disclosure, please explain under what circumstances the former ratio would not simply be the inverse of the latter ratio, and the impact on relative shareholdings that might result. Alternatively, please clarify both here and under Proposal 4 above that the Forward Stock Split ratio will be a mirror image of the Reverse Stock Split ratio.

Response 18: The Company has revised the disclosure on p. 99 of the Amended Proxy Statement to include disclosure that the Forward Stock Split ratio set by the Board will be the inverse of the Reverse Stock Split ratio set by the Board.

* * * * *

MINTZ October 4, 2024 Page 9

We hope that the above response will be acceptable to the Staff. Please do not hesitate to call me at (617) 348-1619 with any comments or questions regarding the proposed disclosure. We thank you for your time and attention.

Sincerely,

/s/ Matthew W. Tikonoff
Matthew W. Tikonoff

cc:	Securities and Exchange Commission Brian Soares

David Plattner

Psychemedics Corporation

Brian Hullinger

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Matthew J. Gardella (mgardella@mintz.com)

Matthew W. Tikonoff (mwtikonoff@mintz.com)

Sullivan & Worcester LLP, counsel to Peter H. Kamin and affiliated entities

David E. Danovitch (ddanovitch@sullivanlaw.com)

Angela Gomes (agomes@sullivanlaw.com)